Company name                                              CEZ, a.s.  Business Identification Number:  452 74 649
-----------------------------------------------------------------------------------------------------------------------------------


                                               The Supervisory Board of the Company
-----------------------------------------------------------------------------------------------------------------------------
                Full name and title                       Represented                       Employing company
                 of a member of the                       company                           (including the position)
                 Supervisory Board

-----------------------------------------------------------------------------------------------------------------------------
 1.  Ing. Jan Demjanovic                                  NPF CR                            Severoceske doly, a. s.
     Member of the                                                                          (North Bohemia mines)
     Supervisory Board                                                                      Member of the Board
                                                                                            and a Commercial Director

-----------------------------------------------------------------------------------------------------------------------------
 2.  Frantisek Haman                                      Elected by employees of           CEZ, a. s., - Jaderna
     Member of the                                        CEZ, a. s.                        elektrarna Temelin,
     Supervisory Board                                                                      (Nuclear power plant)
                                                                                            Chairman of the Trade
                                                                                            Union of OSE CEZ, a. s.
                                                                                            - JETE

-----------------------------------------------------------------------------------------------------------------------------
 3.  Ing. Zdenek Hruby, CSc.                              NPF CR                            Ministry of Finance CR
     Vice-chairman of the
     Supervisory Board

-----------------------------------------------------------------------------------------------------------------------------
 4.  Ing. Jan Juchelka                                    NPF CR                            NPF CR, Chairman of
     Member of the                                                                          the Executive Committee
     Supervisory Board

-----------------------------------------------------------------------------------------------------------------------------
 5.  Ing. Stanislav Kazecky,                              NPF CR                            ZVVZ Milevsko
     CSc.                                                                                   consultant
     Chairman of the
     Supervisory Board

-----------------------------------------------------------------------------------------------------------------------------
 6.  RNDr. Jaroslav Kosut,                                NPF CR                            Economic advisor
     CSc., M.B.A.                                                                           (proprietor/entrepreneur)
     Member of the
     Supervisory Board

-----------------------------------------------------------------------------------------------------------------------------
 7.  Vaclav Krejci                                        Elected by                        CEZ, a. s. - Power plant
     Vice-Chairman of the                                 employees of                      Dukovany, Head of
     Supervisory Board                                    CEZ, a. s.                        department of HR
                                                                                            Development and Internal
                                                                                            Communication-UJE
-----------------------------------------------------------------------------------------------------------------------------
 8.  Ing. Martin Pecina,                                  NPF CR                            Ministry of Industry
     M.B.A.                                                                                 & Trade CR
     Member of the                                                                          Deputy Minister
     Supervisory Board
-----------------------------------------------------------------------------------------------------------------------------
 10  Ing. Pavel Suchy                                     NPF CR                            NPF CR
     Member of the                                                                          1. Vice-chairman of
     Supervisory Board                                                                         Executive Committee

-----------------------------------------------------------------------------------------------------------------------------
 9.  Ing. Vaclav Srba                                     NPF CR                            Ministry of Industry &
     Member of the                                                                          Trade CR
     Supervisory Board                                                                      Deputy Minister of
                                                                                            Industry & Trade
                                                                                            CR in the area
                                                                                            of industry, restructuring,
                                                                                            state share asset
                                                                                            management, and
                                                                                            privatization

-----------------------------------------------------------------------------------------------------------------------------
 11  Jan Sevr                                             Elected by                        CEZ, a. s. - Power
     Member of the                                        employees of                      plant Melnik
     Supervisory Board                                    CEZ, a. s.                        Head of Shift
                                                                                            Management department

-----------------------------------------------------------------------------------------------------------------------------
 12  Zdenek Zidlicky                                      Elected by                        CEZ, a. s. - Power plant
     Member of the                                        employees of                      Prunerov (EPRU II),
     Supervisory Board                                    CEZ, a. s.                        unattached member
                                                                                            of Trade Union
                                                                                            CEZ - EPRU II
-----------------------------------------------------------------------------------------------------------------------------------
Notes:
-----------------------------------------------------------------------------------------------------------------------------------
On behalf of CEZ, a. s., complied by:   Ing. Stedra       On:  12.12.2003
-----------------------------------------------------------------------------------------------------------------------------------



                                         The Supervisory Board of the Company
-----------------------------------------------------------------------------------------------------------------------------
                Full name and title      Education                        Membership in                     No. of CEZ, a.s.
                 of a member of the      (University  or                  other company                      shares owned by
                 Supervisory Board       Comprehensive                    bodies                              private entity
                                         School)

-----------------------------------------------------------------------------------------------------------------------------
 1.  Ing. Jan Demjanovic                 University grade                 Member of the Board:                         88
     Member of the                                                        Teplarna Usti n. Lab.,
     Supervisory Board                                                    (Thermal Heat Company)
                                                                          Coal Energy, a. s.,
                                                                          Severoceske doly a. s. ,
                                                                          Chomutov
                                                                          Member of the
                                                                          Supervisory Board :
                                                                          Severoceske doly, a. s.
                                                                          - kolejova doprava,
                                                                            (North Bohemia
                                                                            mines-railway)
                                                                          Severozapadni energo
                                                                          group, a.s.
                                                                          Severoceske doly, a. s.
                                                                          - Humatex (North
                                                                             Bohemia mine)

---------------------------------------------------------------------------------------------------------------------------
 2.  Frantisek Haman                     Comprehensive                     Is not
     Member of the                       School                                                                        0
     Supervisory Board

---------------------------------------------------------------------------------------------------------------------------
 3.  Ing. Zdenek Hruby, CSc.             University grade                 Vice-Chairman of the
     Vice-chairman of the                                                 Presidium of NPF CR                          0
     Supervisory Board                                                    Member of the Board
                                                                          Sokolovska uhelna,
                                                                          a. s. (Coal company)
                                                                          Cesky Telecom, a. s.
                                                                          member of the
                                                                          Supervisory Board
                                                                          of Nadace Duhova
                                                                          energie (Rainbow
                                                                          energy charity fund)

---------------------------------------------------------------------------------------------------------------------------
 4.  Ing. Jan Juchelka                   University grade                 Member of the Board
     Member of the                                                        Cesky Telecom, a. s.,                        0
     Supervisory Board                                                    Member of the
                                                                          Supervisory Board
                                                                          Komercni banka, a. s.

---------------------------------------------------------------------------------------------------------------------------
 5.  Ing. Stanislav Kazecky,             University grade                 Member of the
     CSc.                                                                 Supervisory Board:                           220
     Chairman of the                                                      EKOKLIMA, a. s.,
     Supervisory Board                                                    Milevsko
                                                                          President of Transport
                                                                          and Industry Association
                                                                          of CR
                                                                          Vice-Chairman of
                                                                          Supervisory Board
                                                                          of Nadace Duhova
                                                                          energie (Rainbow
                                                                          energy charity fund)

---------------------------------------------------------------------------------------------------------------------------
 6.  RNDr. Jaroslav Kosut,               University grade                 Chairman of the Board:
     CSc., M.B.A.                                                         UNIPLET Trebic, a. s.,                       0
     Member of the                                                        ZVI, a. s.
     Supervisory Board                                                    Member of the Board:
                                                                          PSP Engineering, a. s., Prerov
                                                                          SLEZAN Frydek-Mistek, a. s.
                                                                          Member of Supervisory
                                                                          Board of Nadace Duhova
                                                                          energie (Rainbow energy
                                                                          charity fund)

---------------------------------------------------------------------------------------------------------------------------
 7.  Vaclav Krejci                       Comprehensive                    Member of Supervisory
     Vice-Chairman of the                School                           Board                                        1
     Supervisory Board                                                    Nadace Duhova energie
                                                                          (Rainbow energy
                                                                          charity fund)

---------------------------------------------------------------------------------------------------------------------------
 8.  Ing. Martin Pecina,                 University grade                 Supervisory Board                            0
     M.B.A.                                                               Diamo, s.p.
     Member of the                                                        ISPAT Nova Hut, a. s.
     Supervisory Board

---------------------------------------------------------------------------------------------------------------------------
 10. Ing. Pavel Suchy                    University grade                 Member of Supervisory                        0
     Member of the                                                        Board:
     Supervisory Board                                                    UNIPETROL, a. s.
                                                                          KONPO, s. r. o., Praha
                                                                          Member of the Board :
                                                                          AERO-Holding, a. s.
                                                                          - in liquidation process.

---------------------------------------------------------------------------------------------------------------------------
 9.  Ing. Vaclav Srba                    University grade                 Member of Presidium
     Member of the                                                        of NPF CR                                    10
     Supervisory Board                                                    Member of
                                                                          Supervisory Board:
                                                                          Skoda Holding, a. s.
                                                                          CEPS, a. s.,
                                                                          Member of the Board:
                                                                          Thermal-F, a. s.,
                                                                          Karlovy Vary,
                                                                          Chairman of Government
                                                                          Council CR -
                                                                          Investment Council
                                                                          Member of
                                                                          Administrative Board
                                                                          of  Nadace Duhova
                                                                          energie (Rainbow
                                                                          energy charity fund)

---------------------------------------------------------------------------------------------------------------------------
 11. Jan Sevr                            Comprehensive                    Chairman of Trade
     Member of the                       School                           Union                                        106
     Supervisory Board                                                    CEZ, a. s. - Power
                                                                          plant Melnik,
                                                                          Member of controlling
                                                                          body of council houses

---------------------------------------------------------------------------------------------------------------------------
 12. Zdenek Zidlicky                     Comprehensive                    Vice-chairman of
     Member of the                       School                           Independent Trade
     Supervisory Board                                                    Association,
                                                                          Representative of                            88
                                                                          Czech Trade Union of
                                                                          North Bohemia power
                                                                          engineers of Trade
                                                                          Union Association
                                                                          and Inter-regional
                                                                          Trade Council,
                                                                          representative of
                                                                          Trade Union HQ
                                                                          for energy in Economic
                                                                          and Social Agreement
                                                                          Council - member of
                                                                          working team for
                                                                          economic politics
                                                                          and consulting team
                                                                          for privatization of power engineering
---------------------------------------------------------------------------------------------------------------------------------